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                                 SEI INDEX FUNDS

                        CERTIFICATE OF CLASS DESIGNATION


                                 CLASS I SHARES

1.       CLASS-SPECIFIC DISTRIBUTION ARRANGEMENTS; OTHER EXPENSES

         Class I Shares are sold without a load or sales charge, but are subject to a shareholder servicing fee of up to 0.25% payable to the Distributor. The Distributor will provide or will enter into written agreements with service providers who will provide one or more of the following shareholder services to clients who may from time to time beneficially own shares: (i) maintaining accounts relating to clients that invest in shares; (ii) arranging for bank wires; (iii) responding to client inquiries relating to the services performed by the Distributor or any service provider; (iv) responding to inquiries from clients concerning their investments in shares; and (v) assisting clients in changing dividend options, account designations, and addresses.

         Class I Shares are also subject to an administrative services fee of up to 0.25% payable to the Distributor. The Distributor will provide or will enter into written agreements with service providers who will provide one or more of the following administrative services: (i) providing subaccounting with respect to shares beneficially owned by clients; (ii) providing information periodically to clients showing their positions in shares; (iii) forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to clients; (iv) processing purchase, exchange and redemption requests from clients and placing such orders with the Fund or its service providers; (v) processing dividend payments from the Fund on behalf of the clients; and (vi) providing such other similar services as the Fund may, through the Distributor, reasonably request to the extent that the service provider is permitted to do so under applicable laws or regulations.

2.       ELIGIBILITY OF PURCHASERS

         Class I shares of the Fund require a minimum initial investment of $100,000 with minimum subsequent investments of $1,000. A Fund may accept investments of smaller amounts at its discretion.

3.       EXCHANGE PRIVILEGES

         Class I shares of a Fund may be exchanged for Class I shares of any other Fund of the Trust that creates Class I shares in accordance with the procedures disclosed in the Fund's Prospectus and subject to and applicable limitations resulting from the closing of Funds to new investors.
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4.       VOTING RIGHTS

         Each Class I shareholder will have one vote for each full Class I share held and a fractional vote for each fractional Class I share held. Class I shareholders will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to Class I (such as a distribution plan or service agreement relating to Class I), and will have separate voting rights on any other matter submitted to shareholders in which the interests of the Class I shareholders differ from the interests of holders of any other class.

5.       CONVERSION RIGHTS

Class I Shares do not have a conversion feature.